Exhibit 99.6

Emera Reports 2016 Earnings and Significant Strategic Progress

HALIFAX, Nova Scotia, February 10, 2017: Emera (TSX: EMA) today reported results for the fourth quarter of 2016 and the year ended December 31, 2016.

Q4 2016 Highlights:

Reported Net Income:

•	Reported Q4 2016 net income was $70 million, compared with net income of $192 million in Q4 2015.

•	Reported net income included a $34 million after-tax mark-to-market loss primarily at Emera Energy, compared to a $105 million gain in Q4 2015 primarily the result of TECO acquisition forward hedges.

•	Reported earnings per common share in Q4 2016 were $0.34, compared with $1.31 per common share in Q4 2015.

Adjusted Net Income (1)

•	Adjusted Q4 2016 net income was $104 million, compared with $87 million in Q4 2015.

•	Adjusted earnings per common share in Q4 2016 were $0.51, compared with $0.59 in Q4 2015.

(1)	See “Non-GAAP Measures” noted below.

2016 Highlights

Reported Net Income

•	Reported 2016 net income was $227 million, compared with net income of $397 million in 2015.

•	Reported net income included a $248 million after-tax mark-to-market loss at Emera Energy and Corporate and Other, compared with a $67 million after-tax mark-to-market gain in 2015.

•	Reported earnings per common share in 2016 were $1.33, compared with $2.72 in 2015.

Adjusted Net Income (1)

•	Adjusted 2016 net income was $475 million, compared with $330 million in 2015.

•	Adjusted earnings per common share in 2016 were $2.77, compared with $2.26 in 2015.

(1)	See “Non-GAAP Measures” noted below.

“2016 was a transformational year for Emera, we closed our acquisition of TECO Energy, and we delivered strong financial results. We continued to grow our dividend with a 10% annualized increase in 2016, and extended our dividend growth target to 8% per year through 2020,” said Chris Huskilson, President and CEO of Emera Inc. “We have achieved a significant rebalancing of our portfolio of businesses. Our geographic diversification has been enhanced by entering new growth markets and the percentage of our earnings from regulated business has increased to greater than 90%. Specifically, the TECO Energy acquisition diversifies our geographic and regulatory profiles and provides us with a new strategic growth platform. The opportunity to implement our strategy of delivering affordable, lower carbon forms of energy to customers enables us to implement a combined growth and capital investment plan for Emera and TECO that drives a very positive outlook for Emera through to the end of the decade.”

Financial Highlights (in millions of $CAD, except per share amounts; which are in $CAD)

	Three months ended December 31		Year ended December 31
	2016	2015	2016	2015
Net income attributable to common shareholders	$70	$192	$227	$397
After-tax mark-to-market gain (loss)	(34)	105	(248)	67

Adjusted net income attributable to common shareholders(1)(2)	$104	$87	$475	$330

Earnings per common share - basic	$0.34	$1.31	$1.33	$2.72

Adjusted earnings per common share - basic(1)(2)	$0.51	$0.59	$2.77	$2.26

Weighted average shares of common stock outstanding - basic (millions of shares)	204	147	171	146

(1)	See “Non-GAAP Measures” noted below.
(2)	Adjusted net income(1) and Adjusted earnings per common share(1) exclude the effect of mark-to-market adjustments.

Adjusted Net Income (excluding after-tax mark-to-market impacts):

•	Adjusted net income(1) was $104 million, or $0.51 per common share, in Q4 2016, compared with net income of $87 million or $0.59 per common share in Q4 2015. Adjusted net income in 2016 was $475 million, or $2.77 per common share, compared with $330 million, or $2.26 per common share in 2015.

•	TECO Energy acquisition costs included a tax benefit of $13 million after tax in Q4 2016, or a $0.06 per common share benefit, compared with $30 million after-tax, or a $0.21 per common share, cost in Q4 2015. In 2016, TECO acquisition costs were $166 million after-tax, or a $0.97 per common share cost, compared with $53 million, or a $0.36 per common share, cost in 2015. The 2016 acquisition costs included legal, banking and advisory fees, New Mexico Gas Company stipulation commitments, accelerated vesting of TECO Energy stock based compensation, acquisition related financing, non-cash accounting related costs associated with the conversion of the convertible debentures, and convertible debenture related interest.

•	Gain (loss) on sale of APUC common shares – In Q2, Emera completed the sale of 50.1 million common shares of APUC, resulting in an after-tax gain of $146 million, or $0.97 per common share. In Q2, Emera exchanged 12.9 million APUC subscription receipts and dividend equivalents into 12.9 million APUC common shares, resulting in an after-tax gain of $53 million or $0.35 per common share. In December, Emera sold its remaining 4.7 percent interest, or 12.9 million common shares of APUC, which resulted in gross proceeds of $142 million, and an after-tax loss of $10 million, or $0.06 per common share loss. The net effect of the three transactions was a $189 million after-tax gain, or $1.26 per common share benefit. Emera no longer holds an interest in APUC.

•	Gain on BLPC SIF regulatory liability – In Q2, BLPC secured support from the Government of Barbados and the Trustees of the SIF to reduce the contingency funding in the SIF to $29 million. Using third party risk advisors, Emera reduced the SIF regulatory liability and recorded an after-tax gain of $43 million or $0.29 per common share, and received a $65 million distribution in Q3 2016.

Consolidated Financial Review:

Below is a table highlighting significant changes between adjusted net income from 2015 to 2016 in the fourth quarter and full-year periods.

For the	Three months ended	Year ended
millions of Canadian dollars	December 31	December 31
Adjusted net income – 2015	$87	$330
Emera Florida and New Mexico	63	172
Emera Caribbean	(6)	16
Emera Energy(1)	(30)	(82)
NSPML and LIL AFUDC earnings	7	21
Acquisition and financing costs related to the acquisition of TECO Energy	43	(113)
TECO Energy post-acquisition financing costs	(44)	(93)
Gain (loss) on sale of APUC common shares	(10)	136
Gain on conversion of APUC subscription receipts and dividend equivalents to common shares of APUC	—	53
Gain on BLPC SIF regulatory liability	—	43
2015 gain on sale of NWP	—	(12)
Emera Energy’s recognition of fuel taxes for 2013 through March 2016	—	(12)
Other	(6)	16

Adjusted net income – 2016	$104	$475

(1)	excludes the effect of mark-to-market adjustments.

Q4 2016

Segmented Results

Emera reports its results in six operating segments: Emera Florida and New Mexico, Nova Scotia Power Inc., Emera Maine, Emera Caribbean, Emera Energy, and Corporate & Other. The Pipelines segment is now included in Corporate & Other.

Quarterly and 2016 Segmented Results (in millions of $CAD, except per share amounts; which are in $CAD)

	Adjusted Net Income(1)
	Q4 2016	Q4 2015	2016	2015
Emera Florida and New Mexico	$63	$—	$172	$—
Nova Scotia Power Inc.	34	40	130	130
Emera Maine	11	5	47	45
Emera Caribbean	8	14	100	41
Emera Energy(2)	5	35	24	130
Corporate & Other(2)	(17)	(7)	2	(16)

Total adjusted net income	$104	$87	$475	$330
After-tax mark-to-market gain (loss)	(34)	105	(248)	67

Net income attributable to common shareholders	$70	$192	$227	$397

Adjusted EPS (basic)(1)	$0.51	$0.59	$2.77	$2.26

(1)	See “Non-GAAP Measures” noted below.
(2)	Adjusted net income(1) excludes after-tax mark-to-market loss in Pipelines, Emera Energy, and Corporate and Other

Emera Florida and New Mexico’s net income was $63 million in Q4 2016. Energy sales increased due to customer growth, offset by winter weather that was warmer than normal in Florida and New Mexico and higher OM&G primarily timing related at Tampa Electric. Emera Florida and New Mexico had net income of $172 million for the six-month 2016 ownership period. These results reflect strong customer growth in Florida and a focus on cost control in New Mexico. Net of $43 million and $93 million of permanent financing costs, Emera Florida and New Mexico contributed $19 million and $79 million in Q4 and for the six month ownership period, respectively.

Nova Scotia Power Inc.’s net income was $34 million in Q4 2016, a decrease of $6 million from $40 million in Q4 2015. The decrease was primarily due to higher OM&G expense due to higher storm costs and the timing of planned generating plant maintenance. 2016 earnings were unchanged from 2015 earnings of $130 million.

Emera Maine’s net income was $11 million in Q4 2016, compared to Q4 2015 net income of $5 million. Emera Maine’s 2016 net income was $47 million compared to $45 million for 2015. Results in Q4 2016 were driven by lower OM&G and higher transmission rates, partially offset by the loss of two large industrial customers.

Emera Caribbean’s net income of $8 million in Q4 2016 represents a decrease of $6 million compared to Q4 2015 net income of $14 million. The decrease was primarily due to lower energy sales at GBPC following Hurricane Matthew. Emera Caribbean’s net income in 2016 was $100 million compared to $41 million for the same period last year. The 2016 increase was due to lower OM&G as a result of restructuring actions in 2015, and the gain from the BLPC SIF as a result of the reduction in the regulatory liability recorded in Q2 2016. GBPC received regulatory approval to defer all costs related to Hurricane Matthew restoration efforts.

Emera Energy’s net income, adjusted to exclude mark-to-market changes, was $5 million in Q4 2016 compared to net income of $35 million in the same quarter last year due to lower realized spark spreads in the New England Gas Generating facilities, reflecting very favorable short term economic hedges that were in place in Q4 2015; and lower marketing and trading margin reflecting continued low natural gas prices and volatility across the Northeast US. Emera Energy’s adjusted 2016 net income was $24 million compared to $130 million in 2015 driven by the same factors as Q4 and the expiration of a favorable gas contract at Bayside Power in 2016.

Corporate and Other’s net loss, adjusted to exclude mark-to-market changes, was $(17) million in Q4 2016 compared to a net loss of $(7) million in Q4 2015. The increased loss was primarily due to higher interest expense as a result of interest on the permanent financing of the TECO acquisition. Corporate and Other’s 2016 adjusted net income was $2 million compared to a loss of $(16) million for 2015. Results in 2016 include $166 million of after-tax TECO acquisition costs, which were more than offset by the $189 million of after-tax gains, net of the Q4 $10 million loss, on the sale of the APUC shares and the conversion of the APUC subscription receipts in the second quarter of 2016.

(1) Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference Monday, February 13, 2017 at 11:00am Atlantic time (10:00am Toronto/Montreal/New York; 9:00am Winnipeg; 8:00am Calgary; 7:00am Vancouver) to discuss the Q4 and 2016 financial results.

Analysts and other interested parties in North America wanting to participate in the call should dial 1 (866) 521-4909 at least 10 minutes prior to the start of the call. International participants wanting to participate should dial (627) 427-2311. No pass code is required. The teleconference will be recorded. If you are unable to join the teleconference live, you can dial for playback, toll-free at 1-855-859-2056. The Conference ID is 50895046 (available until midnight, March 4, 2017).

The teleconference will also be web cast live at emera.com and available for playback for one year.

Annual General Meeting

Emera’s Annual General Meeting is scheduled to be held May 12, 2017 at 2:00 pm Atlantic time, at Dalhousie University, Halifax Nova Scotia.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $29 billion in assets and 2016 revenues of more than $4 billion. The company invests in electricity generation, transmission and distribution, gas transmission and distribution, and utility energy services with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera continues to target having 75-85% of its adjusted earnings come from rate-regulated businesses. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, and EMA.PR.F. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR. Additional Information can be accessed at http://www.emera.com or at www.sedar.com

For more information, please contact:

Mark Kane

Vice President, Investor Relations

(813) 228-1772

Neera Ritcey

Manager, Investor Relations

(902) 428-6059